Acknowledgement of the use of a report on unaudited interim financial information

We have reviewed, in accordance with standards of the Public Company Accounting Oversight Board, the unaudited interim financial information of Medical Hospitality Group, Inc. (a development stage company) as of September 30, 2012, for the nine months ended September 30, 2012, and for the period from January 18, 2011 (Inception) through September 30, 2012, and have issued our report thereon dated November 16, 2012. With respect to the Amendment No.10 of the registration statement No. 333-174533 on Form S-11 of Medical Hospitality Group, Inc., we acknowledge our awareness of the use therein of said report.

/s/ Chapman, Hext & Co., P.C.

Chapman, Hext & Co., P.C.

Richardson, Texas

December 20, 2012